+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[X] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    The Fuji Bank, Limited (Note 1)

--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    Two World Trade Center

--------------------------------------------------------------------------------
                                   (Street)

     New York                         NY                              10048
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    HealthCare Financial Partners, Inc. (NYSE: HCF)
                                              ----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Statement for Month/Year   July, 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [ ] 10% Owner    [X] Other
                        (give title below)                       (specify below)
                               See Note 2
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
    __X_ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock           07/28/99    P            13,520,237      A       See Note 3      13,520,237             1        See Note 3
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
* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)          $28.50             7/28/99            H
-----------------------------------------------------------------------------------------------------------------------------

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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              See      See          Common    2,670,786                    0                 1             See
                              Note 4   Note 4       Stock,                                                                 Note 4
                                                    par value
                                                    $.01 per
                                                    share
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

Explanation of Responses:

See  the Notes on the attached Addendum.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                              THE FUJI BANK, LIMITED


                              By: /s/ Debra H. Snider             August 4, 1999

                                 -------------------------------  --------------
                                 **Signature of Reporting Person        Date

                              Debra H. Snider
                              Attorney-in-Fact

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 --------------------------------------------

1.  Name and Address of Reporting Person
    ------------------------------------

    The Fuji Bank, Limited
    Two World Trade Center
    New York, NY  10048


2.  Issuer Name and Ticker or Trading Symbol
    ----------------------------------------

    HealthCare Financial Partners, Inc. (NYSE:HCF)


3.  Statement for Month/Year
    ------------------------

    July, 1999

--------------------------------------------------------------------------------



                                   ADDENDUM
                                   --------

     This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is jointly filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), and Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI), with respect to securities issued by HealthCare Financial Partners, Inc., a Delaware corporation (the "Company").

     Fuji and FAHI join HFI in filing this Form solely because of their status as indirect parent company (in the case of Fuji) and direct parent company (in the case of FAHI) of HFI. The filing of this Form 4 is not an admission by Fuji or FAHI that it is the beneficial owner of the securities covered by this Form 4, or any other securities of the Company, and Fuji and FAHI expressly disclaim such beneficial ownership.

Note 1:
-------

          The names, addresses and Federal Employer Identification Numbers of the additional reporting persons of this Form 4 are as follows:

                   Fuji America Holdings, Inc. (36-4200926)
                   500 West Monroe Street, Suite 1000
                   Chicago, IL  60661

                   Heller Financial, Inc. (36-1208070)
                   500 West Monroe Street, Suite 1000
                   Chicago, IL  60661

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 --------------------------------------------

1.  Name and Address of Reporting Person
    ------------------------------------

    The Fuji Bank, Limited
    Two World Trade Center
    New York, NY  10048


2.  Issuer Name and Ticker or Trading Symbol
    ----------------------------------------

    HealthCare Financial Partners, Inc. (NYSE:HCF)


3.  Statement for Month/Year
    ------------------------

    July, 1999

--------------------------------------------------------------------------------

Note 2:
-------

          HFI is the direct beneficial owner of greater than 10% of the Company's common stock, par value $.01 per share ("Common Stock"). HFI is a majority-owned subsidiary of FAHI, which in turn is a wholly-owned subsidiary of Fuji.


Note 3:
-------

          On July 28, 1999, HFI became the owner of all of the common stock of the Company pursuant to the merger (the "Merger") of the Company with and into HF5, Inc., a wholly-owned subsidiary of HFI ("Merger Sub"), with Merger Sub continuing as the surviving corporation.

          The Merger was consummated pursuant to an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), dated April 19, 1999, by and among HFI, Merger Sub and the Company.

          On July 28, 1999 (the "Effective Time"), the Merger was consummated pursuant to the Merger Agreement and subject to adjustments as set forth therein, at the Effective Time, each share of common stock of the Company issued and outstanding immediately prior to the Effective Time (other than certain shares to be canceled and other than dissenters' shares) was converted into the right to receive either (i) the number of shares of common stock, Class A, par value $.25 per share, of HFI ("HFI Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement) or (ii) $35.00 in cash subject to adjustment as set forth in Section 2.1 of the Merger Agreement; provided, however, that 41% of the Common Stock will be converted into the right to receive HFI Common Stock. As a result, as of the Effective Time, the Company became a wholly-owned subsidiary of HFI.

          Following the Merger, the common stock of the Company was delisted from the New York Stock Exchange and the Company filed a Form 15 with the Securities and Exchange Commission suspending the Company's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the common stock under the Exchange Act.

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 --------------------------------------------

1.  Name and Address of Reporting Person
    ------------------------------------

    The Fuji Bank, Limited
    Two World Trade Center
    New York, NY  10048


2.  Issuer Name and Ticker or Trading Symbol
    ----------------------------------------

    HealthCare Financial Partners, Inc. (NYSE:HCF)


3.  Statement for Month/Year
    ------------------------

    July, 1999

--------------------------------------------------------------------------------

Note 4:
-------

          Concurrently with the execution of the Merger Agreement, HFI and the Company entered into a Stock Option Agreement (the "Option Agreement") pursuant to which, in consideration of the mutual covenants and agreements of HFI and the Company contained therein and in the Merger Agreement, and as an inducement to HFI to enter into the Merger Agreement, the Company granted to HFI an option to purchase, under certain circumstances, up to 2,670,786 shares of Common Stock at the price of $28.50 per share (the "Option"). Pursuant to the Option Agreement, the Option expired at the Effective Time.

            [signatures of the additional reporting persons follow]

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 --------------------------------------------

1.  Name and Address of Reporting Person
    ------------------------------------

    The Fuji Bank, Limited
    Two World Trade Center
    New York, NY  10048


2.  Issuer Name and Ticker or Trading Symbol
    ----------------------------------------

    HealthCare Financial Partners, Inc. (NYSE:HCF)


3.  Statement for Month/Year
    ------------------------

    July, 1999

--------------------------------------------------------------------------------

                  SIGNATURES OF ADDITIONAL REPORTING PERSONS
                  ------------------------------------------

Date:  August 4, 1999

FUJI AMERICA HOLDINGS, INC.



By: /s/ Debra H. Snider
    -------------------
        Debra H. Snider
        Secretary


HELLER FINANCIAL, INC.



By: /s/ Debra H. Snider
    -------------------
        Debra H. Snider
        Executive Vice President,
        Chief Administrative Officer
        and General Counsel